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By EDGAR and Overnight Delivery FOIA CONFIDENTIAL TREATMENT REQUESTED BY CASCADE BANCORP PURSUANT TO 17 C.F.R. § 200.83 March 12, 2014

David Irving

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

RE:	Cascade Bancorp
Amendment No. 2 to Registration Statement on Form S-4
Filed February 20, 2014
File No. 333-192865

Dear Mr. Irving:

On behalf of our client, Cascade Bancorp (“Cascade” or the “Company”), we are submitting a supplemental response to comment 11 (“Comment 11”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter, dated February 7, 2014 (the “Comment Letter”), and in connection with Amendment No. 2 to the Registration Statement (“Amendment No. 2”) filed by Cascade on February 20, 2014. This supplemental response is being submitted in connection with conversations between Cascade’s management and the Staff.

On behalf of Cascade, we hereby request pursuant to 17 C.F.R. § 200.83 confidential treatment for the redacted portion of this response letter, which is in Appendix A and indicated herein as [Redacted]. Please promptly inform Andrew Gerlicher, Esq., Cascade Bancorp, 1100 NW Wall Street, Bend, Oregon 97701, Phone: (541) 617-3147, of any request for disclosure of all or a portion of such material made pursuant to the Freedom of Information Act or otherwise. In addition to the electronic filing, we are delivering a hard copy of this letter to the Staff in unredacted form.

For the convenience of the Staff, the numbered paragraph and heading below correspond to Comment 11. The Staff’s comments in Comment 11 are set forth in italics, followed by Cascade’s supplemental response to the comment.

Notes to Condensed Consolidated Financial Statements September 30, 2013
Note 8. Income Taxes, F-24

11.	We note your response to prior comment 35 in our letter dated January 10, 2014. Please provide us with the following specific detailed information to support the realizability of the net deferred tax asset at June 30, 2013 and September 30, 2013:

•	Provide us with your forecasted projections utilized at December 31, 2012, June 30, 2013, and September 30, 2013, including all assumptions considered. In regard to any projections and assumptions utilized, provide us with specific evidence to support the assumptions such as the number of years in the projections, estimated growth rates, net interest margins considered, estimated loan loss provision rates as well as revenue and expense growth rates utilized;

•	Detailed information comparing actual versus forecasted results for the fiscal years ended December 31, 2012, the six month period ending June 30, 2013, the nine month period ended September 30, 2013;

•	Explain to us how core pre-tax earnings have been determined and reflected within the forecasted projections and the basis for excluding specific expense items;

•	Explain to us how you have determined that a 10-year time horizon is achievable for the utilization of federal and state NOLs and provide detailed information addressing the future reversals and timing of existing taxable temporary differences; and

•	Please update to provide your analysis for the 3- and 12-months ended December 31, 2013, when available.

Appendix A sets forth the “Zero Loan Growth” forecast that Cascade previously provided the Staff as requested, but it has been adjusted to provide the Staff the contingency plans Cascade management would make so that, even in this negative scenario, Cascade should be able to realize the full deferred tax asset (“DTA”) over the next eight years. Cascade management believes these contingency plans reflect a more realistic outcome in the event of a negative scenario, such as zero loan growth over the next ten years.

As Cascade’s management has previously discussed with the Staff, the Bank of the Cascades (the “Bank”) was a $2.5 billion asset bank in 2007. The result of the economic downturn reduced the Bank’s assets to a low of $900 million by 2011. The infrastructure of the Bank was never scaled back and, as a result, the Bank performed well below its peer group in efficiency. Cascade’s new chief executive officer decided in 2012 to embark on a three-year strategy that would first fix the regulatory problems confronting the Bank, second return the bank to profitability, then fix all the credit issues facing the Bank, and finally to look to either make acquisitions to grow into the existing infrastructure or scale back the workforce and distribution in order to be as efficient as the peer group.

Of the strategies laid out, all have been met: the regulatory problems have been corrected; the Bank has remained profitable for 8 consecutive quarters, and also projects to report profitability for the first quarter of 2014; the credit portfolio is now performing better than peer banks; and charge-offs are tracking now to net recoveries. Finally, Cascade management looked at the efficiency ratio of the Bank and decided to put together an acquisition plan and a plan for expense reduction and to implement either one depending on progress achieved on the acquisition front. In the third quarter of 2013, Cascade pursued an opportunity to acquire Home Federal Bancorp, Inc. (“Home”), which had been contemplated for quite a while. The combined institution resulting from the merger of the Bank and Home is intended to create a strong community bank in the Pacific Northwest. The footprints were almost identical and the result should be a stronger go-forward bank capable of producing much greater net income than either bank was capable of doing in a stand-alone model. As a result of this opportunity, Cascade management decided to put on hold any of its cost savings plans and to aggressively move forward to create a $2.5 billion bank that fit its infrastructure.

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Putting the current effects of the merger aside, and looking at a negative no growth scenario, Cascade’s management would put in place the contingency plans for expense reduction and become more closely aligned with peer group banks with assets between $1-$3 billion. This revision does not suggest that management would accomplish all of the change required to achieve peer group operating level but, rather, looks to achieve 50% of that change over a ten-year period. This, in Cascade’s management opinion, is a conservative estimate.

Given this revision, the analysis in Appendix A shows that Cascade will utilize its deferred tax asset within six years in a negative scenario of zero loan growth. Cascade management believes this is the case even with the adjustment, previously discussed with the Staff, of reducing the income estimate for the starting period in 2014 to $10.8 million.

Finally, Cascade has provided the Staff, on a supplemental basis in in response to the Staff’s request, financial information relating to its performance in January-February 2014. Cascade notes that, in light of the pending merger with Home Federal Bancorp Inc., Cascade has incurred transaction costs and deferred certain actions that would otherwise be carried out in the ordinary course of business. The effects of the pending merger, therefore, have contributed to Cascade’s performance to-date in 2014. Had the merger not been pursued, these cost savings could have been implemented.

If you or any other members of the Staff have any questions or comments regarding the foregoing or need additional information, please contact me at shaas@hunton.com or (804) 788-7212.

Sincerely,

/s/ Steven M. Haas

Steven M. Haas, Esq.

Enclosure

cc:	Christian Windsor, Esq. (Securities and Exchange Commission) (without enclosure)
Andrew J. Gerlicher, Esq. (Cascade Bancorp)

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Appendix A

[Redacted]

FOIA confidential treatment of Appendix A requested by
Cascade Bancorp pursuant to 17 C.F.R. § 200.83.